Exhibit 99.1

QUIPT HOME MEDICAL ANNOUNCES RECORD PRELIMINARY FOURTH QUARTER 2021 RESULTS AND PROVIDES A BUSINESS UPDATE

Cincinnati, Ohio – December 16, 2021 – Quipt Home Medical Corp. (“Quipt” or the “Company”) (NASDAQ:QIPT; TSXV:QIPT), a U.S. based leader in the home medical equipment industry, focused on end-to-end respiratory care, is very pleased to announce record preliminary financial results for the fourth quarter of 2021, ending September 30, 2021 as well as a business update with respect to recent announcements.

Record Preliminary Financial Results – Fourth Quarter Ended September 30, 2021

•	Revenue in the range of $27.6 million to $28.1 million

•	Adjusted EBITDA (defined and reconciled below) in the range of $5.3 million to $5.6 million

•	Cash (and cash equivalents) was $34.6 million as of September 30, 2021

Business Updates

•	On October 1, 2021, the Company acquired a business with operations in Mississippi, reporting unaudited trailing 12-month annual revenues of approximately $2.7 million, anticipated $0.5 million in Adjusted EBITDA post integration, and 4,000 active patients. See October 5, 2021 press release. Integration is well underway.

•	On November 1, 2021, the Company acquired a business with operations in Central Illinois reporting unaudited trailing 12-month annual revenues of approximately $2.5 million, anticipated $0.6 million in Adjusted EBITDA post integration, and 3,700 active patients. See November 9, 2021 press release. Integration is well underway.

•	On November 16, 2021, the Company executed a non-binding letter of intent to acquire an arm’s length private respiratory care company in a major metropolitan hub within the Midwestern United States reporting unaudited trailing 12-month annual revenues of approximately $13 million, $1.6 million in net income, positive Adjusted EBITDA and over 15,000 active patients. Closing is on track to occur within the provided timeline in the original press release (November 16, 2021).

•	On November 17, 2021, the Company acquired a privately held biomedical services company, with operations in the Southeastern United States, reporting unaudited trailing 12-month annual revenues of approximately $1.5 million, and $225,000 in net income. The acquisition provides the Company a synergistic opportunity to expand into a brand-new service line of biomedical repair services for respiratory equipment including preventative maintenance. The Company is now able to assist healthcare providers to improve the operational efficiency of their respiratory equipment program. See November 17, 2021 press release.

•	On November 22, 2021, the Company executed a non-binding letter of intent to acquire an arm’s length private comprehensive respiratory care company within the long-term care setting servicing seven states throughout the U.S. reporting unaudited trailing 12-month annual revenues of approximately $14 million, $1 million in net income, and positive Adjusted EBITDA. Closing is on track to occur within the provided timeline in the original press release (November 22, 2021).

Reiteration of Outlook for Calendar End 2022 (Fiscal Q1 2023)

As disclosed on November 16, 2021, based on the current operations, market trends and completed and prospective acquisitions, the Company is reiterating it outlook for its annual run-rate revenue by the end of calendar 2022 (Fiscal Q1 2023) to be $180-$190 million with $38-$43 million in Adjusted EBITDA.

Management Commentary

“Our efforts in building a national clinical respiratory organization focused on superior patient care are being realized, and our continued robust preliminary financial results are a testament to the ongoing operational progress made throughout the year. During the second half of the year, we have continued to strategically scale our business throughout the United States with 7 completed acquisitions representing combined revenue of over $17.5 million since July, propelling our active patient count to well over 150,000. Moreover, we have two outstanding executed non-binding LOI’s representing an aggregate potential new revenue of approximately $27 million, net income of $2.6 million, positive Adjusted EBITDA and over 15,000 active patients progressing us further to our stated financial goals exiting calendar 2022,” said Greg Crawford, Chairman and CEO of Quipt. “Our team is focused on integration efforts across our recently acquired businesses, and we are pleased with the progress to date. We have a robust platform that allows for organic and inorganic growth opportunities to be efficiently layered on to generate economies of scale, and we will continue to stay nimble with the opportunities in front of us.”

Chief Financial Officer, Hardik Mehta added, “We are extremely proud of the record preliminary results we are seeing in our fiscal fourth quarter and are excited about the positioning we have built within the industry landscape as we continue to strategically grow both organically and inorganically. The two LOI’s announced on November 16 and 22, 2021, are both expected to be closed using cash on hand and our existing debt facility.

“Furthermore, as disclosed in a separate press release today, due to the accelerated timeline to complete the filing of our audited financials as a result of the listing of our common shares on Nasdaq Capital Markets (90 days, as opposed to 120 days), our auditors have informed us that they will unfortunately be unable to complete the audit within the compacted time period. We will continue to work diligently and expeditiously with them to complete the audit on or before January 28, 2022.”

Closing of the two acquisitions is subject to final due diligence, final negotiation and execution of definitive purchase agreements, all closing conditions being satisfied or waived and all necessary approvals.

ABOUT QUIPT HOME MEDICAL CORP.

The Company provides in-home monitoring and disease management services including end-to-end respiratory solutions for patients in the United States healthcare market. It seeks to continue to expand its offerings to include the management of several chronic disease states focusing on patients with heart or pulmonary disease, sleep disorders, reduced mobility, and other chronic health conditions. The primary business objective of the Company is to create shareholder value by offering a broader range of services to patients in need of in-home monitoring and chronic disease management. The Company’s organic growth strategy is to increase annual revenue per patient by offering multiple services to the same patient, consolidating the patient’s services, and making life easier for the patient.

Reader Advisories

Readers are cautioned that the financial information regarding the targets subject to the two LOI’s disclosed herein is unaudited and derived as a result of the Company’s due diligence, including a review of the target’s bank statements and tax returns.

There can be no assurance that any of the potential acquisitions in the Company’s pipeline or in negotiations will be completed as proposed or at all and no definitive agreements have been executed. Completion of any transaction will be subject to applicable director, shareholder and regulatory approvals.

Unless otherwise specified, all dollar amounts in this press release are expressed in U.S. dollars.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements

Certain statements contained in this press release constitute "forward-looking information" as such term is defined in applicable Canadian securities legislation. The words "may", "would", "could", "should", "potential", "will", "seek", "intend", "plan", "anticipate", "believe", "estimate", "expect", "outlook", and similar expressions as they relate to the Company, including: Quipt’s preliminary financial results; Quipt’s expectations of closing the acquisitions; Quipt’s expectations for the results upon closing and integration; Quipt expecting to close the acquisitions using cash and debt; the acquisitions increasing Quipt’s annual revenues by approximately $27 million, net income by approximately $2.6 million; the acquisitions having positive Adjusted EBITDA and adding over 15,000 active patients; the Company’s guidance for calendar 2022 (fiscal Q1 2023); are intended to identify forward-looking information. All statements other than statements of historical fact may be forward-looking information. Such statements reflect the Company's current views and intentions with respect to future events, and current information available to the Company, and are subject to certain risks, uncertainties and assumptions, including: the acquisition targets achieving results at least as good as historical performances; the financial information regarding the target being verified when included in the Company’s consolidated financial statements prepared in accordance with generally accepted accounting principles in Canada as set out in the CPA Canada Handbook – Accounting under Part I, which incorporates International Financial Reporting Standards as issued by the International Accounting Standards Board; the Company successfully identified, negotiating and completing additional acquisitions, including accretive acquisitions; the Company organically growing at a rate of 10% and completing acquisitions that add at least $45 million in new revenue in order to meet 2022 outlook; and the Company completing the negotiation and execution of agreements for the increase in its debt facility. Many factors could cause the actual results, performance or achievements that may be expressed or implied by such forward-looking information to vary from those described herein should one or more of these risks or uncertainties materialize. Examples of such risk factors include, without limitation: credit; market (including equity, commodity, foreign exchange and interest rate); liquidity; operational (including technology and infrastructure); reputational; insurance; strategic; regulatory; legal; environmental; capital adequacy; the general business and economic conditions in the regions in which the Company operates; the ability of the Company to execute on key priorities, including the successful completion of acquisitions, business retention, and strategic plans and to attract, develop and retain key executives; difficulty integrating newly acquired businesses; the ability to implement business strategies and pursue business opportunities; low profit market segments; disruptions in or attacks (including cyber-attacks) on the Company's information technology, internet, network access or other voice or data communications systems or services; the evolution of various types of fraud or other criminal behavior to which the Company is exposed; the failure of third parties to comply with their obligations to the Company or its affiliates; the impact of new and changes to, or application of, current laws and regulations; decline of reimbursement rates; dependence on few payors; possible new drug discoveries; a novel business model; dependence on key suppliers; granting of permits and licenses in a highly regulated business; the overall difficult litigation environment, including in the U.S.; increased competition; changes in foreign currency rates; increased funding costs and market volatility due to market illiquidity and competition for funding; the availability of funds and resources to pursue operations; critical accounting estimates and changes to accounting standards, policies, and methods used by the Company; the occurrence of natural and unnatural catastrophic events and claims resulting from such events; and risks related to COVID-19 including various recommendations, orders and measures of governmental authorities to try to limit the pandemic, including travel restrictions, border closures, non-essential business closures, quarantines, self-isolations, shelters-in-place and social distancing, disruptions to markets, economic activity, financing, supply chains and sales channels, and a deterioration of general economic conditions including a possible national or global recession; as well as those risk factors discussed or referred to in the Company’s disclosure documents filed with United States Securities and Exchange Commission and available at www.sec.gov, and with the securities regulatory authorities in certain provinces of Canada and available at www.sedar.com. Should any factor affect the Company in an unexpected manner, or should assumptions underlying the forward-looking information prove incorrect, the actual results or events may differ materially from the results or events predicted. Any such forward-looking information is expressly qualified in its entirety by this cautionary statement. Moreover, the Company does not assume responsibility for the accuracy or completeness of such forward-looking information. The forward-looking information included in this press release is made as of the date of this press release and the Company undertakes no obligation to publicly update or revise any forward-looking information, other than as required by applicable law.

Non-GAAP Measures

This press release refers to “Adjusted EBITDA” which is a non-GAAP and non-IFRS financial measure that does not have a standardized meaning prescribed by GAAP or IFRS. The Company’s presentation of this financial measure may not be comparable to similarly titled measures used by other companies. This financial measure is intended to provide additional information to investors concerning the Company’s performance. Adjusted EBITDA is defined as EBITDA excluding stock-based compensation. Adjusted EBITDA is a non-IFRS measure the Company uses as an indicator of financial health and excludes several items which may be useful in the consideration of the financial condition of the Company, including interest expense, income taxes, depreciation, amortization, stock-based compensation, and change in fair value of debentures and financial derivatives. The following table shows our non-IFRS measure (Adjusted EBITDA) reconciled to our net income for the indicated period:

Three months ended September 30, 2021 (expressed in millions of U.S. dollars)
Net income (loss)	$ (2.8) – (2.5)
Add back:
Depreciation and amortization	5.4 – 5.4
Interest expense, net	0.5 – 0.5
Change in fair value of debentures and derivative	(1.0) – (1.0)
Provision for income taxes	0.0 – 0.0
EBITDA	$ 2.1 – 2.4
Litigation settlement	0.3 – 0.3
Stock-based compensation	2.9 – 2.9
Adjusted EBITDA	$ 5.3 – 5.6

Preliminary Financial Metrics

This press release contains certain pre-released fourth quarter financial metrics. The fourth quarter financial metrics contained in this press release are preliminary and represent the most current information available to the Company's management, as financial closing procedures for the fiscal year ended September 30, 2021 are not yet complete. The Company's actual consolidated financial statements for such period may result in material changes to the financial metrics summarized in this press release (including by any one financial metric, or all of the financial metrics, being below or above the figures indicated) as a result of the completion of normal quarter and year end accounting procedures and adjustments, and also what one might expect to be in the final consolidated financial statements based on the financial metrics summarized in this press release. Although the Company believes the expectations reflected in this press release are based upon reasonable assumptions, the Company can give no assurance that actual results will not differ materially from these expectations.

For further information please visit our website at www.Quipthomemedical.com, or contact:

Cole Stevens

VP of Corporate Development

859-300-6455

cole.stevens@myquipt.com

Gregory Crawford

Chief Executive Officer

Quipt Home Medical Corp.

859-300-6455

investorinfo@myquipt.com